

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2018

Tammy Romo
Executive Vice President and Chief Financial Officer
Southwest Airlines Co.
P.O Box 36611, HDQ 1EO
2702 Love Field Drive
Dallas, Texas 75235-1611

      Re: Southwest Airlines Co.
           Form 10-Q for the quarterly period ended March 31, 2018
           Filed May 1, 2018
           File No. 001-07259

Dear Ms. Romo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Transportation and Leisure